

September 4, 2013

Via E-mail
Mr. James McKinney
Chief Executive Officer and Chief Financial Officer
Vital Products, Inc.
2404 Via Mariposa West, 1-A
Laguna Woods, California 92637

> **RE: Vital Products, Inc.**
> **Form 10-K for the Year Ended July 31, 2012**
> **Filed November 2, 2012**
> **Form 10-K/A for the Year Ended July 31, 2012**
> **Filed August 21, 2013**
> **Response dated August 20, 2013**
> **File No. 333-127915**

Dear Mr. McKinney:

We have reviewed your response letter dated August 20, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended July 31, 2012

General

1. Please amend your Form 10-K in response to the following comments.

2. We note your response to comment 4 in our letter dated July 23, 2013 that "DTCC would not permit trading of Vital stock" during a certain period and that "trading resumed in February 2013." We note your disclosure on page 11 that your "common stock has traded over the counter and has been quoted on the Over-The-Counter Bulletin Board since June 16, 2008." Please revise your disclosure on page 11 to include a discussion of the period when DTCC prohibited trading of your common stock and the reason(s) for such prohibition.

Customers, page 6

3. We note your response and revised disclosure in response to comment 7 in our letter dated July 23, 2013. Please revise your filing to disclose that you do not have any written agreements with either Century or Reliable.

Manufacturing and Product Sourcing, page 7

4. We note your response and revised disclosure in response to comment 8 in our letter dated July 23, 2013. It does not appear that you have discussed in any significant detail how you source your products. We reissue the comment.

Financial Statements

Notes to the Financial Statements

Note 3. Variable Interest Entity, page F-13

5. We note your response to comment 27 in our letter dated July 23, 2013. Please address the following in regard to Vital Products Supplies, Inc. and your corresponding license agreement with Vital Products Supplies, Inc.:

    *   Please tell us how you participated in the design of Vital Products Supplies, Inc. Please also tell us when and why this entity was created, including what risks and rewards it was designed to create and distribute;

    *   We note that Aaron Shira is the sole shareholder of Vital Products Supplies, Inc. and the 50% owner of Century Computer Products ("Century") and Reliable Printing Solutions, Inc. ("Reliable"), which are the two companies that were Vital Products, Inc.'s only customers as of July 31, 2012. Please tell us the nature of Vital Products, Inc.'s relationship with Mr. Shira prior to the creation of Vital Products Supplies, Inc. Please also identify the other owners of Century and Reliable and tell us whether these other owners have any relationships/affiliations with Vital Product, Inc.;

    *   Please clarify whose interests are reflected in non-controlling interests and how you determined the amounts attributable to these noncontrolling interests for the year ended July 31, 2012 and the nine months ended April 30, 2013. Specifically quantify and address how you have reflected the license and management fees associated with the license agreement which we assume you have paid to the equity owner of Vital Products Supplies, Inc.;

    *   Please tell us whether Vital Products Supplies, Inc. has any employees. If so, please quantify the number of employees as well as the amount paid for employee salaries, benefits and commissions by Vital Products Supplies, Inc. for the year ended July 31, 2012 and the nine months ended April 30, 2013. In this regard, we note that your disclosures on page 6 indicate that there are no employees; however, pursuant to the

        license agreement you required to pay a management fee based on the amounts paid for employee salaries, benefits and commissions by Vital Products Supplies, Inc.;

- Pursuant to the license agreement, you have the right to use the facilities of Vital Products Supplies, Inc. Given that you are consolidating Vital Products Supplies, Inc., please help us understand why there are no fixed assets recorded on the consolidated financial statements related to these facilities; and

- Vital Products Supplies, Inc. may at any time in its sole discretion, with sixty days prior notice, terminate the license agreement and revoke the license granted for any reason whatsoever. Please help us understand your basis for stating that you do not expect the termination rights to be exercised. In this regard, we note that you had a license agreement with Den Packaging Corporation which appears to have had a similar termination clause and was in fact terminated by Den Packaging Corporation effective May 1, 2011.

Controls and Procedures, page 18

6. We note your response to comment 11 in our letter dated July 23, 2013. Please update your table of contents to include reference to Item 9A instead of Item 9A(T).

Involvement in Certain Legal Proceedings, page 21

7. We note your response and revised disclosure in response to comment 16 in our letter dated July 23, 2013. Please note that Item 401(f) applies to executive officers in addition to directors and director nominees. In future filings, please ensure your disclosure includes reference to executive officers in addition to directors and director nominees.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 24

8. We note your response and revised disclosure in response to comment 19 in our letter dated July 23, 2013. It appears that the information in the table is as of October 29, 2012 and includes beneficial ownership of ". . . (ii) each current director and nominee, (iii) our named executive officer named in the Summary Compensation Table who was serving as an executive officer at the end of the July 31, 2012 fiscal year and (iv) all of our directors and current executive officers as a group." Given that Messrs. Levine and Lecker resigned their respective officer and director positions with the company on July 30, 2012, please explain their inclusion in the beneficial ownership table and their apparent inclusion as two of the three persons under "directors and executive officers as a group."

Signatures, page 29

9. We note your response and revisions in response to Comment 26 in our letter dated July 23, 2013. Your original 10-K filing correctly identified Mr. McKinney as "Principal Executive

Officer" and "Principal Financial Officer," and your revisions have incorrectly removed these designations. We note your response that Mr. McKinney is serving as the company's "Principal Accounting Officer." Please revise your signature page so that it notes that Mr. McKinney is signing the 10-K as Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, and include his officer and director positions with the company.

Exhibits 31.1 and 31.2

10. We note your revised Exhibits 31.1 and 31.2. The first line of the certifications, beginning with "I, James McKinney . . ." should not include Mr. McKinney's officer title or the name of the registrant. The first sentence of the exhibit should simply state the officer's name without reference to his title or the name of the registrant. Refer to Item 601(b)(31) of Regulation S-K. Please amend your 10-K to correct both certifications.

Exhibit 32.1

11. We note that you have deleted Exhibit 32.2 from Amendment No. 1 to your 10-K. To the extent you intend to combine the Section 1350 certifications of your Principal Executive Officer and Principal Financial Officer into one certification, please revise the opening sentence of the Section 1350 certification to disclose that Mr. McKinney is also your principal financial officer. In addition, Mr. McKinney signed the certification solely in his capacity as your "Principal Executive Officer." Please revise the signature block of the certification to indicate that he is also your Principal Financial Officer and please provide his officer titles. See Exchange Act Rule 13a-14(b) as well as Exchange Act Rules Question 161.03 of the Division's Compliance and Disclosure Interpretations.

12. We note reference to "Aaron Shrira" in Exhibit 32.1. Please advise.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief